

LIVEWELL

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,0000**	**$250,000**	**$230,000**

THE COMPANY

1. Name of issuer: Livewell Assisted Living, Inc

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: *Justin Beckett*	
Dates of Board Service:	6/9/08 - Present
Principal Occupation:	CEO Livewell Assisted Living
Employer:	Livewell Assisted Living
Dates of Service:	6/9/08 - Present
Employer's principal business:	Elder Care Solutions
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
No prior positions held with company	

LIVEWELL
OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Livewell Assisted Living
Employer's principal business:	Elder Care Solutions
Title:	CEO
Dates of Service:	6/9/08 - Present
Responsibilities:	Management

Name: Mike Brosie	
Dates of Board Service:	7/10/17 - Present
Principal Occupation:	Retired
Employer:	N/A
Dates of Service:	N/A
Employer's principal business:	N/A
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
No prior positions held with company	
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Has been retired for the past 3 years, no work history for that time	

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Justin Beckett	
Title:	CEO
Dates of Service:	6/10/08
Responsibilities:	Senior Management Executive
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	


OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,0000**	**$250,000**	**$230,000**

No prior positions held with company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:
Employed by issuer full time for past 3 years

Name: Diane Beckett	
Title:	Chief Care Officer
Dates of Service:	6/10/08
Responsibilities:	Senior Care Team Manager
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
No prior positions held with issuer	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employed by issuer full time for past 3 years	

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Justin Beckett	12,000,000 common shares	100%



OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Description of the Business

LiveWell provides elder care through unique assisted living micro-communities and in-home senior care assistance. The Company has addressed the need and demand for residential care with new alternatives to the traditional nursing home business model. The company starts with real residential homes in real residential neighborhoods and creates attractive, state of the art, care homes with a target resident to staff ratio of 3:1. As a result, the company's two-person care teams are able to deliver a high level of individual attention to each resident.

Revenue Model

LiveWell Assisted Living develops custom elder care solutions. It generates revenue from the fees paid by clients who live in our micro-community care homes and from fees paid by clients who receive individualized -care at their personal residence. The company's customers are comprised of the growing community of elderly American's who either need to move into a care home facility or want care services provided to them in their own homes. The typical resident fee is $$7500 per month.

LiveWell utilizes a unique operating structure to address the shortage of residential elder care solutions. In particular, the company's care homes are actually real residential homes in real residential neighborhoods where prospective clients either currently live or aspire to live.

History of the Business

LiveWellbegan in 2008 in response to the founding family's desire to identify alternative care solutions during their elderly mother's late stage battle with cancer. The company was originally incorporated as North Carolina S-Corporation but expects to transition to a C-Corporation. In 2016, the Company's revenue exceeded the $1 million threshold, and in 2019 the Company had revenue of over $1.8 million. The company currently operates six operating assisted living micro-community homes in the Research Triangle area of North Carolina, and an additional five properties that will be launched over the next 12 months.


OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
20,000 Shares of Common Stock at $0.50 per share			
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,0000**	**$250,000**	**$230,000**

The Company's Products and/or Services

Product / Service	Description	Current Market
Micro-Community Senior Care	LiveWell provides care for seniors in its micro-community live in care-homes.	LiveWell's target market encompasses the growing population of seniors who need assistance with their activities of daily living. The assistance needed can be as simple as a medication reminder or as complex as complete mobility assistance.
In-Home Assisted Living Solutions	LiveWell provides individualized assisted-living care for seniors in their own homes.	LiveWell's target market encompasses the growing population of seniors who need assistance with the activities of daily living. The assistance needed can be as simple as a medication reminder or as complex as complete mobility assistance.

LiveWell is currently developing a new affiliate program and has engaged the startup accelerator and technology services companyKiwiTech to handle the build-out of a new technology suite.

LiveWell currently facilitate sales through a network of elder care service providers (i.e. nursing homes, rehab centers, geriatric physicians, geriatric care managers, senior housing facilities etc.) and its own database of elder care service customers.

Competition

The Company's competitors include the range of residential elder care service providers (i.e. home care agencies, nursing homes, assisted living facilities etc.). While offering both in-home and facility micro-community based care services can be a differentiating factor, the company has direct competition from other providers in the North Carolina area. Although the companies do not offer the exact same services as the Company, they are competitors in that they target an audience of similar consumers. These competitors include companies like Brookdale Senior Living, Sunrise Senior Living, Atria Senior Living, Home Instead Senior Care, Always Best Care Senior Services, and Aware Senior Care.

Brookdale Senior Living is one of the largest operators of senior living communities in the United States. The Company manages over 1000 senior communities which primarily consist of large residential housing structures specifically built to house seniors.The range of residential communities operated by Brookdale include; independent living, assisted living, memory care and continuing care retirement centers. The Company also offers a range of

FP: truCrowd

LIVEWELL

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

home health, hospice and outpatient therapy services. Brookdale does not currently offer the (6 resident maximum) micro communities that are the focus of LiveWell.

Sunrise Senior Living is an operator of assisted living and other houses for senior citizens. Sunrise operates over 320 assisted living facilities throughout the United States, Canada and the United Kingdom, making it one of the largest senior living providers in the U.S. The company is headquartered in McLean, Virginia in the Washington, DC metropolitan area. Sunrise offers senior living services including independent living, assisted living, care for individuals with Alzheimer's disease and other forms of memory loss, as well as nursing and rehabilitative services. Sunrise does not currently offer the (6 resident maximum) micro communities that are the focus of LiveWell.

Atria Senior Living is a privately held, for-profit senior housing company based in Louisville, Kentucky. The company operates more than 220 communities in 26 states and 7 Canadian provinces. Atria is one of the largest assisted living companies in the United States, which houses and provides services to 23,000 residents. In 2015, it was the "fourth largest assisted living owner-operator" in the United States.The company serves a moderate-to-upscale assisted living niche, primarily in suburban markets.Atria does not currently offer the (6 resident maximum) micro communities that are the focus of LiveWell.

Home Instead Senior Care: Founded in 1994, Home Instead Senior Care provides personal care, companionship, meal preparation, light housekeeping, and Alzheimers and dementia care services among others. The company has a network of over 1,000 franchises in various locations such as Topeka Kansas, Tokyo Japan, and Durham North Carolina. The company's care giver skills include: safety training on home safety, basic training on emergency situations including strokes and falls, and advanced training on understanding senior illnesses and conditions. The daily cost for a home health aide are $135 for 6-7 hours of care at a client's home, and the daily check-in rate for one of the company's assisted living facilities' private bedrooms is $132 with 1-2 hours of care. Home Instead does not currently offer the (6 resident maximum) micro communities that are the focus of LiveWell.

HomeCare.com: Founded in 2014, HomeCare.com is a new business model seeking to bring greater transparency to the in-home care industry. Through the use of technology, the company aims to enhance communication and improve the level of care for its clients and their families. HomeCare's online and mobile web platform is designed to connect care providers and clients seeking in-home care services for themselves or their loved ones. Rates for services cost $20 per hour to be done in 5 hour increments at a 20 hour per week minimum. HomeCare's service area currently includes the states of Virginia and Maryland. Home Care.com does not currently offer the (6 resident maximum) micro communities that are the focus of LiveWell.

Always Best Care Senior Services: Since 1996, Always Best Care has provided specialized non-medical in-home care for seniors who wish to remain in their own homes. It also provides skilled home care and assisted living for clients that suffer from illness or injury in select areas. Services range from companion care to personal care assistance which can include light housekeeping, memory care, meal preparation, errand and grocery assistance, and transfer assistance. All of Right at Home's caregivers have undergone a rigorous screening process and are bonded, insured, background checked, and drug tested. Always Best does not currently offer the (6 resident maximum) micro communities that are the focus of LiveWell.

Customer Base

The company's customers are comprised of the growing community of elderly American's who either need to move into a care home facility or need care services provided to them in their homes.

LIVEWELL

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Elder Care Services	North Carolina Department of Health and Human Services	Home care and care home licenses	This is an annual earlyJanuary license application	This is an annual mid January grant

For the protection of consumers and their families, the elder care services sector is subject to extensive, state and local laws and regulations including the recently enacted comprehensive health care reform legislation with respect to health care for our employees, those relating to building and zoning requirements and those relating to the preparation of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that an organization's conduct violates applicable regulations.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and

FP: truCrowd

LIVEWELL

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

The development and commercialization of our service is highly competitive.
We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including service shortages. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to service our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state and federal levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

FP: truCrowd

LIVEWELL

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,0000**	**$250,000**	**$230,000**

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

The Company's success depends on the experience and skill of its CEO and other key employees.
In particular, the Company is dependent on founder and CEO Justin Beckett who has held the senior leadership role above since the formation of the Company. The Company has or intends to enter into employment agreements with Justin Beckett although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Justin Beckett or any member of the Company's senior management team could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Justin Beckett in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Justin Beckett dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of Justin Beckett could negatively affect the Company and its operations. While the company intends to secure a key man policy on Justin Beckett until a policy has been secured it should be noted that the associated risk exists.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

FP: truCrowd

LIVEWELL

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Successful development of some our commercial services is uncertain.
Some of the commercial services that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future commercial services is subject to the risks of failure and delay inherent in the development of new services based on new technologies, including:

* delays in product development;
* unplanned expenditures in product development;
* unexpected regulatory hurdles;
* failure to achieve market acceptance; and
* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable s. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved services is not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation could materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. However, any changes that lower reimbursements for our services, reduce medical procedure volumes

FP: truCrowd

LIVEWELL

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.
The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012 ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.
We are subject to regulation at both the state and local levels. In addition certain state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Services that we provide and/or market are required to comply with regulatory requirements.
To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to provide services and could have an adverse effect on our results of operations and financial condition.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.
We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions

FP: truCrowd

LIVEWELL

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of CEO Justin Beckett
These proceeds will not be available for the ongoing operations of the Company but will instead be paid as unpaid compensation for prior service to the Company.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of CEO Justin Beckett
These proceeds will not be available for the ongoing operations of the Company but will instead be paid t as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under North Carolina law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.



OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Public health epidemics or outbreaks could adversely impact our business.
In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,0000**	**$250,000**	**$230,000**

THE OFFERING

9. What is the purpose of this offering?

We are looking to raise equity capital to facilitate our regional expansion, launch new products, expand our management team and increase our working capital.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	**If Maximum Offering Amount Sold**
Total Proceeds	**$10,000.00**	**$250,000.00**
Less: Offering Expenses	$800.00	$20,000.00
Net Proceeds	**$9,200.00**	**$230,000.00**
Use of Net Proceeds		
Escrow Service	$500	$50,000
Legal Fees	$200	$15,000
Research and Development	$2,000	$20,000
Sales and Marketing	$2,500	$90,000
Events & Travel	$1,000	$20,000
Retaining/Hiring Staff	$3,000	$10,000
Office Overhead & Misc	$0	$25,000
Total Use of Net Proceeds	**$9,200**	**$230,000**


Minimum Offering Sold
Escrow Service 5.4%
Legal Fees 2.2%
Research and Deve... 21.7%
Sales and Marketing 27.2%
Events & Travel 10.9%
Retaining/Hiring St... 32.6%


Maximum Offering Sold
Office Overhead &... 10.9%
Retaining/Hiring St... 4.3%
Events & Travel 8.7%
Sales and Marketing 39.1%
Escrow Service 21.7%
Legal Fees 6.5%
Research and Deve... 8.7%

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to

FP: truCrowd



LIVEWELL
OFFERING STATEMENT

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

        Common Stock, voting, $0.50 per share

14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

        (1)   to the issuer;
        (2)   to an accredited investor;
        (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
        (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

LIVEWELL

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,0000**	**$250,000**	**$230,000**

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Common Stock:										
Class A	12,000,000	12,000,000	Yes	☑	No	☐	Yes ☐		No	☐
							Specify:			

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

        None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

        None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

        The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

        This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial

FP: truCrowd

LIVEWELL

OFFERING STATEMENT

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,0000**	**$250,000**	**$230,000**

projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


Low Bound
$ 5,814,000
Pre-money valuation
$ 6,134,141
High Bound
$ 6,454,000
5 Valuation Methods
$ 7,518,088
Scorecard
$ 6,093,111
Checklist
$ 3,474,778
Venture Capital
$ 6,357,876
DCF with LTG
$ 6,868,524
DCF with Multiples
Method weights
6%
6%
16%
36%
36%

The weights for the above mentioned valuation methods are: Scorecard (6%), Check-list (6%), Venture Capital (16%), DCF- Long Term Growth (36%), and DCF with Multiples (36%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$6,134,141.**

The company has elected to go with a slightly more conservative valuation of $6,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the

FP: truCrowd

LIVEWELL

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
On Deck Capital	$145,861.63	0%	2/25/2026	

LIVEWELL

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

F. Lamus	$13,941.50	15%	10/1/2020	
BB&T	$10,948.54	8%	1/1/2021	
BB&T	$60,451.00	8%	5/1/2022	
Dyno Pro Land Holding	$26,240.85	9%	7/10/2022	

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Financial Condition - The company had revenue of $1.3 million in 2018, $1.8 million in 2019 and expects to have nearly $2 million in revenue this year. Although the business is not profitable 2019 losses of $315,000 reflected the lowest amount of losses in the last 5 years. The company's steady pace of new facility and new product launches supports its path to profitability.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:


OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

Form **1120S**

Department of the Treasury
Internal Revenue Service

U.S. Income Tax Return for an S Corporation

► Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation.

► Go to www.irs.gov/Form1120S for instructions and the latest information.

OMB No. 1545-0123

2017

For calendar year 2017 or tax year beginning _____ , and ending _____

A S election effective date
05/12/2008

B Business activity code number (see instructions)
621610

C Check if Sch. M-3 attached ☐

Name
LIVEWELL ASSISTED LIVING, INC.

Number, street, and room or suite no. If a P.O. box, see instructions.
5855 GREEN VALLEY CIRCLE STE. 107

City or town, state or province, country, and ZIP or foreign postal code
CULVER CITY, CA 90230

D Employer identification number
45-5340941

E Date incorporated
05/12/2008

F Total assets (see instructions)
$ **981,716.**

G Is the corporation electing to be an S corporation beginning with this tax year? ☐ Yes ☒ No   If "Yes," attach Form 2553 if not already filed

H Check if: **(1)** ☐ Final return   **(2)** ☐ Name change   **(3)** ☐ Address change   **(4)** ☐ Amended return   **(5)** ☐ S election termination or revocation

I Enter the number of shareholders who were shareholders during any part of the tax year ► **3**

Caution: Include only trade or business income and expenses on lines 1a through 21. See the instructions for more information.

Income

1a	Gross receipts or sales	2,171,236.	
b	Return and allowances		
c	Bal. Subtract line 1b from line 1a	**1c**	2,171,236.
2	Cost of goods sold (attach Form 1125-A)	**2**	2,526,354.
3	Gross profit. Subtract line 2 from line 1c	**3**	-355,118.
4	Net gain (loss) from Form 4797, line 17 (attach Form 4797)	**4**	
5	Other income (loss) (attach statement)	**5**	
6	Total income (loss). Add lines 3 through 5	**6**	-355,118.

Deductions (See instructions for limitations)

7	Compensation of officers (see instrs. - attach Form 1125-E)	**7**	
8	Salaries and wages (less employment credits)	**8**	
9	Repairs and maintenance	**9**	
10	Bad debts	**10**	
11	Rents	**11**	356,868.
12	Taxes and licenses STATEMENT 1	**12**	10,272.
13	Interest	**13**	89,846.
14	Depreciation not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	**14**	24,632.
15	Depletion (Do not deduct oil and gas depletion.)	**15**	
16	Advertising	**16**	16,329.
17	Pension, profit-sharing, etc., plans	**17**	
18	Employee benefit programs	**18**	
19	Other deductions (attach statement) STATEMENT 2	**19**	402,077.
20	Total deductions. Add lines 7 through 19	**20**	900,024.
21	Ordinary business income (loss). Subtract line 20 from line 6	**21**	-1,255,142.

Tax and Payments

22 a	Excess net passive income or LIFO recapture tax (see instructions)	**22a**		
b	Tax from Schedule D (Form 1120S)	**22b**		
c	Add lines 22a and 22b		**22c**	
23 a	2017 estimated tax payments and 2016 overpayment credited to 2017	**23a**		
b	Tax deposited with Form 7004	**23b**		
c	Credit for federal tax paid on fuels (attach Form 4136)	**23c**		
d	Add lines 23a through 23c		**23d**	
24	Estimated tax penalty (see instructions). Check if Form 2220 is attached ► ☐	**24**		
25	Amount owed. If line 23d is smaller than the total of lines 22c and 24, enter amount owed	**25**		
26	Overpayment. If line 23d is larger than the total of lines 22c and 24, enter amount overpaid	**26**		
27	Enter amount from line 26 Credited to 2018 estimated tax ► ____ Refunded ►	**27**		

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

► _____ _____ ► **PRESIDENT**
Signature of officer   Date   Title

May the IRS discuss this return with the preparer shown below (see instr.)? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check if self-employed ☐	PTIN P01251073
PAIGE OTOS				

Firm's name ► **BLACKMAN & SLOOP, CPAS, P.A.**   Firm's EIN ► **56-1304727**

Firm's address ► **1414 RALEIGH RD, SUITE 300 CHAPEL HILL, NC 27517**   Phone no. **919-942-8700**

JWA 711701 12-20-17   For Paperwork Reduction Act Notice, see separate instructions.   Form **1120S** (2017)

FP: truCrowd

LIVEWELL

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622



OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

Form **1120S**

Department of the Treasury
Internal Revenue Service

U.S. Income Tax Return for an S Corporation

▶ Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation.
▶ Go to www.irs.gov/Form1120S for instructions and the latest information.

OMB No. 1545-0123

2018

For calendar year 2018 or tax year beginning _____ , and ending _____

A S election effective date 05/12/2008	**Name** LIVEWELL ASSISTED LIVING, INC.	**D** Employer identification number 45-5340941
B Business activity code number (see instructions) 621610	**Number, street, and room or suite no. If a P.O. box, see instructions.** 5855 GREEN VALLEY CIRCLE, STE 107	**E** Date incorporated 05/12/2008
C Check if Sch. M-3 attached ☐	**City or town, state or province, country, and ZIP or foreign postal code** CULVER CITY, CA 90230	**F** Total assets (see instructions) $ 1,101,481.

TYPE OR PRINT

G Is the corporation electing to be an S corporation beginning with this tax year? ☐ Yes ☒ No   If "Yes," attach Form 2553 if not already filed

H Check if: **(1)** ☐ Final return **(2)** ☐ Name change **(3)** ☐ Address change **(4)** ☐ Amended return **(5)** ☐ S election termination or revocation

I Enter the number of shareholders who were shareholders during any part of the tax year ▶ 3

Caution: *Include* only *trade or business income and expenses on lines 1a through 21. See the instructions for more information.*

Income

1a	Gross receipts or sales	1,699,360.	**b** Return and allowances		**c** Bal. Subtract line 1b from line 1a	**1c**	1,699,360.
2	Cost of goods sold (attach Form 1125-A)					**2**	1,562,839.
3	Gross profit. Subtract line 2 from line 1c					**3**	136,521.
4	Net gain (loss) from Form 4797, line 17 *(attach Form 4797)*					**4**	
5	Other income (loss) *(attach statement)*					**5**	
6	**Total income (loss).** Add lines 3 through 5				▶	**6**	136,521.

Deductions (See instructions for limitations)

7	Compensation of officers (see instrs. - attach Form 1125-E)		**7**	
8	Salaries and wages (less employment credits)		**8**	
9	Repairs and maintenance		**9**	
10	Bad debts		**10**	
11	Rents		**11**	406,784.
12	Taxes and licenses	STATEMENT 1	**12**	1,057.
13	Interest (see instructions)		**13**	63,069.
14	Depreciation not claimed on Form 1125-A or elsewhere on return *(attach Form 4562)*		**14**	32,161.
15	Depletion **(Do not deduct oil and gas depletion.)**		**15**	
16	Advertising		**16**	19,640.
17	Pension, profit-sharing, etc., plans		**17**	
18	Employee benefit programs		**18**	
19	Other deductions *(attach statement)*	STATEMENT 2	**19**	332,736.
20	**Total deductions.** Add lines 7 through 19	▶	**20**	855,447.
21	**Ordinary business income (loss).** Subtract line 20 from line 6		**21**	-718,926.

Tax and Payments

22 a	Excess net passive income or LIFO recapture tax *(see instructions)*	**22a**			
b	Tax from Schedule D (Form 1120S)	**22b**			
c	Add lines 22a and 22b			**22c**	
23 a	2018 estimated tax payments and 2017 overpayment credited to 2018	**23a**			
b	Tax deposited with Form 7004	**23b**			
c	Credit for federal tax paid on fuels *(attach Form 4136)*	**23c**			
d	Refundable credit from Form 8827, line 8c	**23d**			
e	Add lines 23a through 23d			**23e**	
24	Estimated tax penalty (see instructions). Check if Form 2220 is attached ▶ ☐			**24**	
25	**Amount owed.** If line 23e is smaller than the total of lines 22c and 24, enter amount owed			**25**	
26	**Overpayment.** If line 23e is larger than the total of lines 22c and 24, enter amount overpaid			**26**	
27	Enter amount from line 26: **Credited to 2019 estimated tax** ▶ _____ Refunded ▶			**27**	

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Sign Here ▶

Signature of officer _____ Date _____ Title ▶ PRESIDENT

May the IRS discuss this return with the preparer shown below (see instr.)? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name PAIGE OTOS	Preparer's signature	Date	Check if self-employed ☐	PTIN P01251073
Firm's name ▶ BLACKMAN & SLOOP, CPAS, P.A.				Firm's EIN 56-1304727
Firm's address ▶ 1414 RALEIGH RD, SUITE 300 CHAPEL HILL, NC 27517				Phone no. 919-942-8700

For Paperwork Reduction Act Notice, see separate instructions.

JWA
811701
12-12-18

Form **1120S** (2018)


OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000



Financials – Income Statement (YTD

(Thousands)	YTD 2020	2019	2018	2017
Revenue	$ 783.1	$ 1,893.0	$ 1,319.2	$ 2,171.2
COGS	(603.6)	(1,591.6)	(1,347.9)	(1,984.3)
Gross Profit	$ 179.5	$ 301.4	$ (28.7)	$ 187.0
% of Sales	22.9%	15.9%	-2.2%	8.6%
SG&A	(302.1)	(702.8)	(801.2)	(1,320.1)
EBITDA	$ (122.6)	$ (401.4)	$ (829.8)	$ (1,133.1)
Depreciation	(7.9)	(21.1)	(24.6)	(32.2)
Interest	(34.7)	(86.7)	(63.1)	(89.8)
Taxes	62.8	193.5	348.7	477.0
Net Income	$ (102.5)	$ (315.7)	$ (568.9)	$ (778.2)



FP: truCrowd

LIVEWELL

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,0000**	**$250,000**	**$230,000**

Balance Sheet (YTD May)

	31-May-20	2019	2018	2017
ASSETS				
Current Assets				
Cash	$ 240,238	$ 17,896	$ -	$ -
Accounts Receivable	79,622	45,586	68,638	14,469
Other Current Assets	-	2,277	12,738	52,746
Total Current Assets	$ 319,860	$ 65,759	$ 81,376	$ 67,215
Investments	193,554	193,554	193,554	-
Long-Term Notes Receivable	$ 376,503	$ 417,259	$ 551,365	$ 465,495
Other Non-Current Assets	52,029	52,029	52,029	83,500
Total Assets	**$ 941,946**	**$ 728,601**	**$ 878,324**	**$ 616,210**
LIABILITIES & EQUITY				
Accounts Payable	$ 58,891	$ 97,579	$ 273,158	$ 235,050
Other Current Liabilities	38,844	32,321	156,093	66,681
Total Current Assets	$ 97,735	$ 129,900	$ 429,251	$ 301,731
Deferred Compensation	504,567	479,567	306,749	225,156
Notes Payable	376,503	417,259	551,365	465,495
Total Long-Term Liabilities	$ 881,070	$ 896,826	$ 858,114	$ 690,651
Total Liabilities	$ 978,805	$ 1,026,726	$ 1,287,365	$ 992,382
Capital Stock	10,000	10,000	10,000	10,000
Additional Paid-in-Capital	100	100	100	100
Retained Earnings (2)	(46,958)	(308,225)	(419,141)	(386,272)
Total Equity	$ (36,858)	$ (298,125)	$ (409,041)	$ (376,172)
Total Liabilities & Equity	**$ 941,947**	**$ 728,601**	**$ 878,324**	**$ 616,210**



OFFERING STATEMENT

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,0000**	**$250,000**	**$230,000**

A principal executive officer certifying financial statements as described above must provide the following certification:

CERTIFICATION



LIVEWELL

CERTIFICATION

I, Justin Beckett, certify that:

1. The financial statements of LiveWell Assisted Living Inc. included in this Form are true and complete in all material respects; and

2. The tax return information of LiveWell Assisted Living Inc. included in this Form reflects accurately the information reported on the tax return for LiveWell Assisted Living Inc. filed for the fiscal year ended 2018.

CEO

LiveWell Assisted Living Inc.

LIVEWELL
OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
        ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?
        ☐ Yes ☑ No
        (C)   engaging in savings association or credit union activities?
        ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

LIVEWELL
OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

LIVEWELL
OFFERING STATEMENT

20,000	Shares of Common Stock at $0.50 per share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

No other material information

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: lwcares.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10. Add § 240.12g-6 to read as follows:

§ **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.


OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

EXHIBIT A: SAMPLE STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between LiveWell Assisted Living, Inc. ("Seller") and _____ ("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of _____ (the "Company"), a North Carolina Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. PURCHASE AND SALE: Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of Common stock of the Company (the "Stock").

2. PURCHASE PRICE: The purchase price for each share of Stock shall be Fifty Cents ($0.50) for an aggregate purchase price of_____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. CLOSING: The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. REPRESENTATIONS AND WARRANTIES OF SELLER: Seller hereby warrants and represents that:

1. **(a) Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.
2. **(b) Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of North Carolina and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) Capitalization and Voting Rights. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

4. **(d) Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement

FP: truCrowd

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

LIVEWELL

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,0000**	**$250,000**	**$230,000**

by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

5. **(e) Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:

1. **(a)** Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to Fifty Cents ($0.50). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

2. **(b)** The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is

FP: truCrowd

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

LIVEWELL

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

4. **(d)** The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

5. **(e)** To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

6. **(f)** The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

7. **(g)** TheSubscriberunderstandsthattheSecuritiescomprisingtheShareshavenotbeen registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

8. **(h)** The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no

LIVEWELL
OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

9. **(i)** The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:
THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

10. **(j)** The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

11. **(k)** The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

12. **(l)** In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lock-up for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "Lock-Up Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the Lock-Up Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same Lock-Up Period. The foregoing lock-ups shall be applicable regardless of whether the Securities are then registered for re-sale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

i. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such

FP: truCrowd

Livewell Assisted Living
6720 Pauline Drive, Chapel Hill,
North Carolina 27514
(213) 841-9622

LIVEWELL

OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

disclosures as may be required under applicable law or under any applicable order, rule or regulation.

14. **(n)** The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

15. **(o)** The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

16. **(p)** Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

17. **(q)** The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. SEVERABILITY: If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. BINDING EFFECT: The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. BROKER'S FEES: The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. ENTIRE AGREEMENT: This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of


OFFERING STATEMENT

20,000 Shares of Common Stock at $0.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,0000	$250,000	$230,000

this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. GOVERNING LAW: This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina.

11. NOTICE: Any notice required or otherwise given pursuant to this Agreement shall emailed:

(a) If to Purchaser:

Name _____

Email _____

(b) If to Seller:

Name Justin Beckett

Email justin@lwcares.com

12. WAIVER: The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____

_____   Justin Beckett_____
(Name)   (Name)
_____   CEO_____
(Position)   (Position)